

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020242

NO ACT
P.E 12-21-01
1-12609

February 28, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2002

Maria Gray
Orrick, Herrington & Sutcliffe
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letters dated December 21, 2001, January 2, 2002 and January 11, 2002 concerning the shareholder proposal submitted to PG&E by the Massachusetts State Carpenters Pension Fund. We also have received a letter on behalf of the proponent dated January 18, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Massachusetts State Carpenters Pension Fund
c/o Thomas J. Harrington
Chairman
Carpenters Combined Benefits Funds of Massachusetts
150 Fordham Road
Wilmington, MA 01887



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

December 21, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We also enclose six copies of the Proposal and all other correspondence. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Harrington and Mr. Edward J. Durkin. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

BACKGROUND

On December 10, 2001, the Corporation received a letter from Mr. Harrington, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The

Proposal requests that the Corporation's Board of Directors (the "Board") adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services should not also be retained to provide non-audit services. In addition, on December 20, 2001 the Corporation sent a letter to the Proponent by overnight courier to notify the Proponent of its failure to satisfy the procedural and eligibility requirements set forth in Rule 14a-8(b) and to provide the Proponent with an opportunity to correct the problem.

We have advised the Corporation that it properly may exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from the 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

2. The Proposal violates Rule 14a-8(i)(7) because the Proposal deals with the method of selecting the Corporation's independent auditors, as well as its outside professional advisors, a matter relating to the Corporation's ordinary business operations.

3. The Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

1. *The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.*

The Corporation has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

As stated above, the Corporation has notified the Proponents of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation, postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation, to correct this deficiency. The Corporation recognizes that this period for correction has not yet run. However, Rule 14a-8 requires the Corporation to file



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this no-action request with the Commission no later than December 24, 2001 (the first business day following December 23, 2001). If the Proponents corrects the eligibility and procedural deficiency described above on a timely basis, the Corporation will promptly notify the Staff.

2. *The Proposal Deals With Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).*

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Board adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services not also be retained to provide non-audit services. The Corporation currently retains Deloitte & Touche LLP and its affiliates to provide both audit and non-audit services and the Proposal, if implemented, would require that the Corporation either change its independent auditor or select new consultants to provide the non-audit services currently provided by Deloitte & Touche LLP. Implementation of the Proposal would also impose specific criteria on the Corporation's future selection of auditors and other outside advisors. Thus, the Proposal relates to the selection and retention of its independent auditors as well as the selection and retention of consultants and other experts.

The Board and management of the Corporation regularly make decisions to hire agents and service providers, including consultants, investment bankers, counsel, accountants and others. These decisions by the Board or management are based on a conclusion that engaging such agents or service providers will further the Corporation's business objectives such as improving performance and maximizing shareholder value. The Corporation believes that the Proposal may be excluded because the selection and engagement of such service providers is an ordinary business decision which is not an appropriate subject for shareholder involvement.

To the extent that the Proposal requires the Corporation to select and retain a new independent auditor or imposes certain criteria on the selection of an independent auditor in the future, the Staff has consistently affirmed that shareholder proposals relating to the selection of independent auditors, or the manner in which independent auditors are chosen, may be excluded as relating to matters reserved for management. See, e.g., SONICblue Incorporated (March 23, 2001) (stockholder proposal may be omitted where proposal relates to the method of selecting the company's independent auditors); Community Bancshares, Inc. (March 15, 1999) (stockholder proposal may be omitted where proposal required that an audit committee be established to choose the company's auditors from a group meeting specified criteria). See also Excalibur Technologies Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Transamerica



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Corporation (March 8, 1996); Pacific Gas and Electric Corporation (January 26, 1993); Southern New England Telecommunications Corporation (February 11, 1991); Monsanto Corporation (January 17, 1989); and Ohio Edison Co., (December 30, 1985).

In addition, to the extent that the Proposal requires the Corporation to retain new consultants to provide non-audit services currently provided by its auditor or imposes criteria on the future selection and retention of outside professional advisors, it is well-settled that decisions relating to the retention of advisors and other experts, and their on-going supervision, are matters within the purview of management and the board of directors in the exercise of their fiduciary duties. See, e.g., Excalibur Technologies Corp. (April 30, 1998) (proposal requesting that the board of directors to establish a policy against retaining outside legal counsel that also represent certain company shareholders excludable as a matter relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel)); Bob Evans Farms, Inc. (June 23, 1987) (proposal to have board of directors consider and select a consulting firm excludable as relating to the conduct of the company's ordinary business operations (i.e., the employment and supervision of outside investment counsel)). See also J.C. Penney Corporation, Inc. (March 8, 1999); The Boeing Corporation (January 22, 1997); Anchor BanCorp Wisconsin Inc. (March 26, 1993), Texas Air Corp. (April 11, 1984), General Electric Company (January 19, 1983); Samsonite Corporation (March 22, 1973); Lance Inc. (February 12, 1981) (relates to the termination of the Company's stock transfer agent and outside attorneys excludable as a matter relating to the ordinary business operations of the company (i.e., the decision to terminate outside Company counsel and stock transfer agent)), Conchemco, Inc. (December 19, 1978); Novametrix Medical Systems, Inc. (June 12, 1996); Avondale Financial Corporation (August 30, 1995); SCANA Corporation (January 16, 1996).

In addition, the Staff has consistently granted no-action relief where the proposal requests that the company hire a particular advisor and the advice to be rendered by such advisor would relate, at least in part, to the conduct of ordinary business operations. See, e.g., The Reader's Digest Association, Inc., (August 18, 1998); Bel Fuse, Inc., (April 24, 1991); Statesman Group, Inc., (March 22, 1990). Although the Proposal does not request that the Corporation hire a particular advisor, the Proposal, if implemented, would require that the Corporation retain new advisors based on criteria approved by shareholders. In connection with the employment of advisors, the Staff has previously stated that decisions with respect to general business strategies and operations, as well as the means used to make such determinations, involve a company's ordinary business operations. See Statesman Group, Inc., (March 22, 1990). The Corporation notes that the non-audit services currently provided to the Corporation by its auditor generally include advising management in connection with day-to-day business operations.

Because the Proposal relates to the Corporation's ordinary business operations (i.e. the selection and retention of the Corporation's independent auditor, as well as the selection and

retention of other agents and service providers), the Corporation is permitted to omit the Proposal under Rule 14a-8(i)(7).

3. ***The Proposal and Supporting Statement May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.***

Rule 14a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." If the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to ordinary business matters, we note that the Proposal and Supporting Statement contain several misleading statements that would need to be revised or deleted. The Corporation believes that the Proposal and Supporting Statement are false and misleading for the reasons set forth below.

The title of the Proposal, "Auditor Fees Proposal," is misleading. The Proposal requests that the Board adopt a policy prohibiting the Corporation's auditor from providing any non-audit services to the Corporation. Although the Supporting Statement includes references to the fees paid to audit firms for both audit and non-audit services, the Proposal is only indirectly related to such fees and the title of the Proposal is therefore misleading.

The Supporting Statement includes two quotes which are incorrectly cited by the Proponent. The first and second paragraphs of the Supporting Statement include quotes which the Proponent incorrectly attributes to the Division of Corporation Finance, Staff Bulletin #14, dated July 13, 2001 ("Bulletin #14"). Bulletin #14 represents the views of the Staff with respect to Rule 14a-8 and does not include the statements cited by the Proponent or otherwise address the matters presented in the Proposal or the Supporting Statement. In addition, the use of the quotes by the Proponent is misleading because the quotes are taken out of context and improperly imply that the Commission supports the Proposal.

In the first paragraph, the Proponent makes a broad statement regarding the role of independent auditors in ensuring the integrity of financial statements and the efficient operation of the financial markets. In support of this statement, the Proponent quotes a statement made by the Commission regarding the impact of independent auditors on investor confidence. However, the Proponent is requesting that the Board adopt a policy implementing a total ban on the provision of non-audit services by the Corporation's independent auditor. In contrast to the actions proposed by the Proponent, the statement quoted by the Proponent was made by the Commission in connection with the adoption of rule amendments regarding auditor independence that continue to allow the provision of non-audit services by a company's independent auditor. See Release No. 33-7919. Thus, the quote is taken out of context to support a proposal contrary to the rules adopted by the Commission and is, therefore, misleading.

The quote included in the second paragraph of the Supporting Statement is also misleading because it is taken out of context and does not otherwise support the Proponent's statements. In this paragraph, the Proponent states that "the growing level of business and financial relationships developing between audit firms and their clients" is "at the heart of the challenge to auditor independence." In support of this statement, the Proponent claims that "Bulletin #14 identifies these growing business relationships [between audit firms and their clients] that threaten auditor independence." However, in this quote, the Commission merely notes the growing level of business and financial relationships between audit firms and their clients and that the nature of non-audit services that accounting firms provide has changed. The quote does not address or identify specific relationships that threaten auditor independence as the Proponent seems to assert and it is unclear how the quote otherwise supports the Proponent's statement. Further, as used by the Proponent, the quote appears to suggest that the Commission has stated that all non-audit services threaten auditor independence. As discussed above, this is clearly not the case. As with the quote included in the first paragraph, such statement was made by the Commission in connection with revisions to the auditor independence requirements; rules that continue to allow the provision of non-audit services by a company's independent auditor. As noted above, the Proponent uses the quote to support a policy contrary to the policies adopted by the Commission and any implication that the Commission supports the Proposal is false and misleading.

It is misleading for the Proponent to selectively quote out of context statements made by the Commission in connection with Release No. 33-7919 and to use such quotes to support substantially similar statements made by the Proponent in support of a proposal contrary to the rules adopted by the Commission in Release No. 33-7919. If the Proponent is permitted to include such quotes in support of its Proposal, the Corporation believes that it is important that the Supporting Statement also reflect that the Commission has, in fact, expressly rejected the adoption of the policy proposed by the Proponent and that the Commission has determined that an auditor may provide non-audit services without impairing the auditor's independence.

Because the Proposal and the Supporting Statement contain false and misleading statements and because their inclusion in the 2002 Proxy Materials will mislead shareholders, such statements should be revised or deleted.

CONCLUSION

For the foregoing reasons, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.



The Corporation intends to release definitive copies of the 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

December 10, 2001

[SENT VIA FACSIMILE 415-267-7268]

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation
One Market Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate

Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of PG&E Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it

does for audit services. The Company's most recent proxy statement indicated that for the year ended December 31, 2000, Deloitte & Touche LLP received $3,100,000 for audit services, while receiving $11,300,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Thomas J. Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887

Dear Mr. Harrington:

This will acknowledge receipt on December 10, 2001, of a shareholder proposal (the "Proposal") submitted by you on behalf of the Massachusetts State Carpenter's Pension Fund (the "Fund"), for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the submission, and because the Fund is the beneficial owner of its shares, PG&E Corporation believes the Fund has not provided the required documentation to demonstrate its eligibility to submit a proposal. Therefore, the fund

does not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.
I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit the Fund's Proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Edward J. Durkin



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

January 2, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter") sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

Among the reasons for omission stated in the Initial Letter was that the Proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal might be excluded under Rule 14a-8(f). Specifically, the Proponent had failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).



The Corporation has received by fax today verification from State Street Bank that the Proponent satisfies the stock ownership requirements of the Rule. A copy of the State Street Bank letter is attached as Exhibit B. Accordingly, we are providing you with notification of the correction of the eligibility and procedural deficiency described above and retracting this basis for the exclusion of the Proposal.

For the other reasons set forth in the Initial Letter, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

December 21, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We also enclose six copies of the Proposal and all other correspondence. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Harrington and Mr. Edward J. Durkin. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

BACKGROUND

On December 10, 2001, the Corporation received a letter from Mr. Harrington, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The

Proposal requests that the Corporation's Board of Directors (the "Board") adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services should not also be retained to provide non-audit services. In addition, on December 20, 2001 the Corporation sent a letter to the Proponent by overnight courier to notify the Proponent of its failure to satisfy the procedural and eligibility requirements set forth in Rule 14a-8(b) and to provide the Proponent with an opportunity to correct the problem.

We have advised the Corporation that it properly may exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from the 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

2. The Proposal violates Rule 14a-8(i)(7) because the Proposal deals with the method of selecting the Corporation's independent auditors, as well as its outside professional advisors, a matter relating to the Corporation's ordinary business operations.

3. The Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

1. *The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.*

The Corporation has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

As stated above, the Corporation has notified the Proponents of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation, postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation, to correct this deficiency. The Corporation recognizes that this period for correction has not yet run. However, Rule 14a-8 requires the Corporation to file



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this no-action request with the Commission no later than December 24, 2001 (the first business day following December 23, 2001). If the Proponents corrects the eligibility and procedural deficiency described above on a timely basis, the Corporation will promptly notify the Staff.

2. ***The Proposal Deals With Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).***

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Board adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services not also be retained to provide non-audit services. The Corporation currently retains Deloitte & Touche LLP and its affiliates to provide both audit and non-audit services and the Proposal, if implemented, would require that the Corporation either change its independent auditor or select new consultants to provide the non-audit services currently provided by Deloitte & Touche LLP. Implementation of the Proposal would also impose specific criteria on the Corporation's future selection of auditors and other outside advisors. Thus, the Proposal relates to the selection and retention of its independent auditors as well as the selection and retention of consultants and other experts.

The Board and management of the Corporation regularly make decisions to hire agents and service providers, including consultants, investment bankers, counsel, accountants and others. These decisions by the Board or management are based on a conclusion that engaging such agents or service providers will further the Corporation's business objectives such as improving performance and maximizing shareholder value. The Corporation believes that the Proposal may be excluded because the selection and engagement of such service providers is an ordinary business decision which is not an appropriate subject for shareholder involvement.

To the extent that the Proposal requires the Corporation to select and retain a new independent auditor or imposes certain criteria on the selection of an independent auditor in the future, the Staff has consistently affirmed that shareholder proposals relating to the selection of independent auditors, or the manner in which independent auditors are chosen, may be excluded as relating to matters reserved for management. See, e.g., SONICblue Incorporated (March 23, 2001) (stockholder proposal may be omitted where proposal relates to the method of selecting the company's independent auditors); Community Bancshares, Inc. (March 15, 1999) (stockholder proposal may be omitted where proposal required that an audit committee be established to choose the company's auditors from a group meeting specified criteria). See also Excalibur Technologies Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Transamerica



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Corporation (March 8, 1996); Pacific Gas and Electric Corporation (January 26, 1993); Southern New England Telecommunications Corporation (February 11, 1991); Monsanto Corporation (January 17, 1989); and Ohio Edison Co., (December 30, 1985).

In addition, to the extent that the Proposal requires the Corporation to retain new consultants to provide non-audit services currently provided by its auditor or imposes criteria on the future selection and retention of outside professional advisors, it is well-settled that decisions relating to the retention of advisors and other experts, and their on-going supervision, are matters within the purview of management and the board of directors in the exercise of their fiduciary duties. See, e.g., Excalibur Technologies Corp. (April 30, 1998) (proposal requesting that the board of directors to establish a policy against retaining outside legal counsel that also represent certain company shareholders excludable as a matter relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel)); Bob Evans Farms, Inc. (June 23, 1987) (proposal to have board of directors consider and select a consulting firm excludable as relating to the conduct of the company's ordinary business operations (i.e., the employment and supervision of outside investment counsel)). See also J.C. Penney Corporation, Inc. (March 8, 1999); The Boeing Corporation (January 22, 1997); Anchor BanCorp Wisconsin Inc. (March 26, 1993), Texas Air Corp. (April 11, 1984), General Electric Company (January 19, 1983); Samsonite Corporation (March 22, 1973); Lance Inc. (February 12, 1981) (relates to the termination of the Company's stock transfer agent and outside attorneys excludable as a matter relating to the ordinary business operations of the company (i.e., the decision to terminate outside Company counsel and stock transfer agent)), Conchemco, Inc. (December 19, 1978); Novametrix Medical Systems, Inc. (June 12, 1996); Avondale Financial Corporation (August 30, 1995); SCANA Corporation (January 16, 1996).

In addition, the Staff has consistently granted no-action relief where the proposal requests that the company hire a particular advisor and the advice to be rendered by such advisor would relate, at least in part, to the conduct of ordinary business operations. See, e.g., The Reader's Digest Association, Inc., (August 18, 1998); Bel Fuse, Inc., (April 24, 1991); Statesman Group, Inc., (March 22, 1990). Although the Proposal does not request that the Corporation hire a particular advisor, the Proposal, if implemented, would require that the Corporation retain new advisors based on criteria approved by shareholders. In connection with the employment of advisors, the Staff has previously stated that decisions with respect to general business strategies and operations, as well as the means used to make such determinations, involve a company's ordinary business operations. See Statesman Group, Inc., (March 22, 1990). The Corporation notes that the non-audit services currently provided to the Corporation by its auditor generally include advising management in connection with day-to-day business operations.

Because the Proposal relates to the Corporation's ordinary business operations (i.e. the selection and retention of the Corporation's independent auditor, as well as the selection and

retention of other agents and service providers), the Corporation is permitted to omit the Proposal under Rule 14a-8(i)(7).

3. ***The Proposal and Supporting Statement May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.***

Rule 14a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." If the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to ordinary business matters, we note that the Proposal and Supporting Statement contain several misleading statements that would need to be revised or deleted. The Corporation believes that the Proposal and Supporting Statement are false and misleading for the reasons set forth below.

The title of the Proposal, "Auditor Fees Proposal," is misleading. The Proposal requests that the Board adopt a policy prohibiting the Corporation's auditor from providing any non-audit services to the Corporation. Although the Supporting Statement includes references to the fees paid to audit firms for both audit and non-audit services, the Proposal is only indirectly related to such fees and the title of the Proposal is therefore misleading.

The Supporting Statement includes two quotes which are incorrectly cited by the Proponent. The first and second paragraphs of the Supporting Statement include quotes which the Proponent incorrectly attributes to the Division of Corporation Finance, Staff Bulletin #14, dated July 13, 2001 ("Bulletin #14"). Bulletin #14 represents the views of the Staff with respect to Rule 14a-8 and does not include the statements cited by the Proponent or otherwise address the matters presented in the Proposal or the Supporting Statement. In addition, the use of the quotes by the Proponent is misleading because the quotes are taken out of context and improperly imply that the Commission supports the Proposal.

In the first paragraph, the Proponent makes a broad statement regarding the role of independent auditors in ensuring the integrity of financial statements and the efficient operation of the financial markets. In support of this statement, the Proponent quotes a statement made by the Commission regarding the impact of independent auditors on investor confidence. However, the Proponent is requesting that the Board adopt a policy implementing a total ban on the provision of non-audit services by the Corporation's independent auditor. In contrast to the actions proposed by the Proponent, the statement quoted by the Proponent was made by the Commission in connection with the adoption of rule amendments regarding auditor independence that continue to allow the provision of non-audit services by a company's independent auditor. See Release No. 33-7919. Thus, the quote is taken out of context to support a proposal contrary to the rules adopted by the Commission and is, therefore, misleading.

The quote included in the second paragraph of the Supporting Statement is also misleading because it is taken out of context and does not otherwise support the Proponent's statements. In this paragraph, the Proponent states that "the growing level of business and financial relationships developing between audit firms and their clients" is "at the heart of the challenge to auditor independence." In support of this statement, the Proponent claims that "Bulletin #14 identifies these growing business relationships [between audit firms and their clients] that threaten auditor independence." However, in this quote, the Commission merely notes the growing level of business and financial relationships between audit firms and their clients and that the nature of non-audit services that accounting firms provide has changed. The quote does not address or identify specific relationships that threaten auditor independence as the Proponent seems to assert and it is unclear how the quote otherwise supports the Proponent's statement. Further, as used by the Proponent, the quote appears to suggest that the Commission has stated that all non-audit services threaten auditor independence. As discussed above, this is clearly not the case. As with the quote included in the first paragraph, such statement was made by the Commission in connection with revisions to the auditor independence requirements; rules that continue to allow the provision of non-audit services by a company's independent auditor. As noted above, the Proponent uses the quote to support a policy contrary to the policies adopted by the Commission and any implication that the Commission supports the Proposal is false and misleading.

It is misleading for the Proponent to selectively quote out of context statements made by the Commission in connection with Release No. 33-7919 and to use such quotes to support substantially similar statements made by the Proponent in support of a proposal contrary to the rules adopted by the Commission in Release No. 33-7919. If the Proponent is permitted to include such quotes in support of its Proposal, the Corporation believes that it is important that the Supporting Statement also reflect that the Commission has, in fact, expressly rejected the adoption of the policy proposed by the Proponent and that the Commission has determined that an auditor may provide non-audit services without impairing the auditor's independence.

Because the Proposal and the Supporting Statement contain false and misleading statements and because their inclusion in the 2002 Proxy Materials will mislead shareholders, such statements should be revised or deleted.

CONCLUSION

For the foregoing reasons, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.



The Corporation intends to release definitive copies of the 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

December 10, 2001

[SENT VIA FACSIMILE 415-267-7268]

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation
One Market Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate

Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of PG&E Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it

does for audit services. The Company's most recent proxy statement indicated that for the year ended December 31, 2000, Deloitte & Touche LLP received $3,100,000 for audit services, while receiving $11,300,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Thomas J. Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887

Dear Mr. Harrington:

This will acknowledge receipt on December 10, 2001, of a shareholder proposal (the "Proposal") submitted by you on behalf of the Massachusetts State Carpenter's Pension Fund (the "Fund"), for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the submission, and because the Fund is the beneficial owner of its shares, PG&E Corporation believes the Fund has not provided the required documentation to demonstrate its eligibility to submit a proposal. Therefore, the fund

does not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.
I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit the Fund's Proposal if a valid basis for such action exists.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Edward J. Durkin

EXHIBIT B


STATE STREET.
For Everything You Invest In™

Specialized Trust Services
STS - JQB7N
200 Newport Avenue
Quincy, Massachusetts 02171

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

December 21, 2001

[SENT VIA FACSIMILE 415-267-7268]

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation
One Market Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal Record Letter

Dear Ms. Everett:

State Street Bank is the record holder for 6,400 shares of PG&E Corporation ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 617-985-2024.

Sincerely,

William Collins
Assistant Vice President

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin


ORRICK



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 11, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

This letter supplements the letters dated December 21, 2001 (the "Initial Letter") and January 2, 2002 (the "January 2nd Letter) sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of our previous letters with attachments are enclosed.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders. In the January 2nd Letter, we informed the Staff that the Proponent had subsequently complied with the eligibility and procedural requirements of Rule 14a-8 and retracted that basis for the exclusion of the Proposal under Rule 14a-8(f).

This letter is in response to the Staff's recent determination that the subject of the Proposal is a matter of public policy. In a recently published no-action letter, The Walt Disney Company (avail.

Dec. 18, 2001), the Staff stated that "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)."

In view of the Staff's recent determination that the Disney proposal involves a matter of public policy, we are submitting the following supplemental bases for the exclusion of the Proposal from the Corporation's proxy materials.

1. Adoption of the Proposal would cause the Corporation to violate applicable securities laws and therefore the Corporation may exclude the Proposal under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal would prohibit the Corporation from retaining the accounting firm that audits its financial statements to perform any non-audit service. The Corporation needs its auditor to provide non-audit services in order to comply with applicable federal securities law. Thus, if the Proposal were to be adopted, the Corporation would not be able to comply with the Proposal and applicable law.

Examples of the types of non-audit services which the Corporation needs its auditor to perform include:

(i) Consents. In all registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference audited financial statements, the Corporation is required to include the consent of the auditor to the inclusion of its audit report in the filing. The registration statement itself requires certain disclosures concerning the auditor, which the auditor reviews prior to releasing its consent. The auditor also is required to review the entire registration statement or filing prior to releasing its consent to assure that the consent included in the filing is not misquoted and that the financial statements to which the auditor is consenting match those that have been audited. These consent and other services related to a registration statement are not classified as audit services in the Corporation's proxy statements. (See also *Application of Revised Rules on Auditor Independence: Frequently Asked Questions*. SEC Office of the Chief Accountant, January 16, 2001 (examples of professional services, the fees for which should not be included in "Audit Fees", include "[w]ork performed in connection with registration statements such as due diligence procedures or issuance of comfort letters")). In some cases, these consents are given months, or even years, after the audit has been performed. They may be required from accounting firms that were auditors of an acquired company or were, but are no longer, the Corporation's auditors.

If the Corporation is prohibited from engaging its auditor to perform these non-audit services related to registration statements, then it effectively would be prohibited from filing these reports and registration statements without violating the federal securities regulations.

(ii) Responding to Staff Comments. Pursuant to a review of the Corporation's filings, the Staff issues accounting comments with respect to the financial statements included (or incorporated by reference) in registration statements and periodic reports. Sometimes those comments are addressed directly to the auditor; for example, in matters related to auditor's independence. Without auditor assistance, it would be practically impossible for the Corporation to respond to those comments, and thus make it difficult, if not impossible, to comply with its disclosure obligations. It is not possible to answer every comment that might arise concerning the audited financial statements without the input of the auditor, particularly where the Staff comment or discussion with the Staff requests the views of the auditor. The Proposal would not allow the Corporation to use the auditor for this non-audit service, and thus would prevent it from complying with its disclosure obligations under applicable law.

(iii) Item 304 of Regulation S-K ("Changes in and Disagreements With Accountants on Accounting and Financial Disclosure"). Pursuant to Item 304 of Regulation S-K, a company is required to give its accountant an opportunity to review and respond to its disclosures under certain circumstances. The Proposal, if adopted, would prohibit the Corporation from hiring the auditor for actions under Item 304 as those actions, occurring after the audit period, may be characterized as non-audit services.

(iv) Pre-Clearance with Office of Chief Accountant. In the event the Corporation were to seek pre-clearance with the Staff on accounting issues, the Corporation would need the input of its independent auditors. The Staff has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." Included in the information that the Staff requests in connection with pre-clearance inquiries is the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . ." *Guidance for Consulting with the Office of the Chief Accountant.* SEC Office of the Chief Accountant (Dec. 21, 2001). The Proposal, if adopted, would prevent the Corporation from participating in the pre-clearance procedure on matters requiring auditor input.

(v) Shareholders' Meetings. Under Item 9 of Schedule 14A, the Corporation is required to disclose whether or not a representative of the principal accountant is expected to be present at a shareholders' meeting, have an opportunity to make a statement if it desires to do so and respond to appropriate questions. If the Proposal is adopted, the Corporation would not be able to retain the auditor to attend the meeting and be available to make a statement and answer shareholder questions.

For the foregoing reasons, the Corporation respectfully requests that the Staff confirm that it will not take any enforcement action if the Corporation excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2).

2. The Proposal conflicts with the Corporation's proposal on ratification of its auditors and therefore may be excluded under Rule 14a-8(i)(9).

The Proposal may properly be excluded pursuant to Rule 14a-8(i)(9), which permits the exclusion of a shareholder proposal, if such proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Proposal would conflict with the Corporation's proposal to its shareholders that they ratify its selection of Deloitte & Touche LLP as its auditors at the 2002 Annual Meeting.

In Gabelli Equity Trust (March 15, 1993) and Fitchburg Gas and Electric Light Company (July 30, 1991), the Staff interpreted former Rule 14a-8(c)(9) (the predecessor to current Rule 14a-8(i)(9)), to allow a company to omit a shareholder proposal if there is some basis for concluding that submitting both the shareholder's proposal and the company's proposal to a shareholder vote would lead to an inconsistent and inconclusive mandate from shareholders. If the shareholders ratify the appointment of Deloitte & Touche LLP and also adopt the Proposal, then the Corporation would face an inconsistent and inconclusive mandate from its shareholders since Deloitte & Touche LLP has been retained by the Corporation to perform non-audit services.

Because the Proposal conflicts with the Corporation's proposal, the Corporation is permitted to omit the Proposal under Rule 14a-8(i)(9).

CONCLUSION

For the foregoing reasons and the reasons set forth in the Initial Letter (as modified by the January 2nd Letter), the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.



If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

January 2, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter") sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

Among the reasons for omission stated in the Initial Letter was that the Proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal might be excluded under Rule 14a-8(f). Specifically, the Proponent had failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).



The Corporation has received by fax today verification from State Street Bank that the Proponent satisfies the stock ownership requirements of the Rule. A copy of the State Street Bank letter is attached as Exhibit B. Accordingly, we are providing you with notification of the correction of the eligibility and procedural deficiency described above and retracting this basis for the exclusion of the Proposal.

For the other reasons set forth in the Initial Letter, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Thomas J. Harrington on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We also enclose six copies of the Proposal and all other correspondence. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Harrington and Mr. Edward J. Durkin. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

BACKGROUND

On December 10, 2001, the Corporation received a letter from Mr. Harrington, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The



Proposal requests that the Corporation's Board of Directors (the "Board") adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services should not also be retained to provide non-audit services. In addition, on December 20, 2001 the Corporation sent a letter to the Proponent by overnight courier to notify the Proponent of its failure to satisfy the procedural and eligibility requirements set forth in Rule 14a-8(b) and to provide the Proponent with an opportunity to correct the problem.

We have advised the Corporation that it properly may exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from the 2002 Proxy Materials for the following reasons:

1. The Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

2. The Proposal violates Rule 14a-8(i)(7) because the Proposal deals with the method of selecting the Corporation's independent auditors, as well as its outside professional advisors, a matter relating to the Corporation's ordinary business operations.

3. The Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

1. ***The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.***

The Corporation has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that it beneficially owns any of the Corporation's stock as required by Rule 14a-8(b)(2).

As stated above, the Corporation has notified the Proponents of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponents must send a response to the Corporation, postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation, to correct this deficiency. The Corporation recognizes that this period for correction has not yet run. However, Rule 14a-8 requires the Corporation to file



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this no-action request with the Commission no later than December 24, 2001 (the first business day following December 23, 2001). If the Proponents corrects the eligibility and procedural deficiency described above on a timely basis, the Corporation will promptly notify the Staff.

2. ***The Proposal Deals With Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).***

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Board adopt a policy stating that the public accounting firm retained by the Corporation to provide audit services not also be retained to provide non-audit services. The Corporation currently retains Deloitte & Touche LLP and its affiliates to provide both audit and non-audit services and the Proposal, if implemented, would require that the Corporation either change its independent auditor or select new consultants to provide the non-audit services currently provided by Deloitte & Touche LLP. Implementation of the Proposal would also impose specific criteria on the Corporation's future selection of auditors and other outside advisors. Thus, the Proposal relates to the selection and retention of its independent auditors as well as the selection and retention of consultants and other experts.

The Board and management of the Corporation regularly make decisions to hire agents and service providers, including consultants, investment bankers, counsel, accountants and others. These decisions by the Board or management are based on a conclusion that engaging such agents or service providers will further the Corporation's business objectives such as improving performance and maximizing shareholder value. The Corporation believes that the Proposal may be excluded because the selection and engagement of such service providers is an ordinary business decision which is not an appropriate subject for shareholder involvement.

To the extent that the Proposal requires the Corporation to select and retain a new independent auditor or imposes certain criteria on the selection of an independent auditor in the future, the Staff has consistently affirmed that shareholder proposals relating to the selection of independent auditors, or the manner in which independent auditors are chosen, may be excluded as relating to matters reserved for management. See, e.g., SONICblue Incorporated (March 23, 2001) (stockholder proposal may be omitted where proposal relates to the method of selecting the company's independent auditors); Community Bancshares, Inc. (March 15, 1999) (stockholder proposal may be omitted where proposal required that an audit committee be established to choose the company's auditors from a group meeting specified criteria). See also Excalibur Technologies Corporation (May 4, 1998); Occidental Petroleum Corporation (December 11, 1997); Transamerica



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Corporation (March 8, 1996); Pacific Gas and Electric Corporation (January 26, 1993); Southern New England Telecommunications Corporation (February 11, 1991); Monsanto Corporation (January 17, 1989); and Ohio Edison Co., (December 30, 1985).

In addition, to the extent that the Proposal requires the Corporation to retain new consultants to provide non-audit services currently provided by its auditor or imposes criteria on the future selection and retention of outside professional advisors, it is well-settled that decisions relating to the retention of advisors and other experts, and their on-going supervision, are matters within the purview of management and the board of directors in the exercise of their fiduciary duties. See, e.g., Excalibur Technologies Corp. (April 30, 1998) (proposal requesting that the board of directors to establish a policy against retaining outside legal counsel that also represent certain company shareholders excludable as a matter relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel)); Bob Evans Farms, Inc. (June 23, 1987) (proposal to have board of directors consider and select a consulting firm excludable as relating to the conduct of the company's ordinary business operations (i.e., the employment and supervision of outside investment counsel)). See also J.C. Penney Corporation, Inc. (March 8, 1999); The Boeing Corporation (January 22, 1997); Anchor BanCorp Wisconsin Inc. (March 26, 1993), Texas Air Corp. (April 11, 1984), General Electric Company (January 19, 1983); Samsonite Corporation (March 22, 1973); Lance Inc. (February 12, 1981) (relates to the termination of the Company's stock transfer agent and outside attorneys excludable as a matter relating to the ordinary business operations of the company (i.e., the decision to terminate outside Company counsel and stock transfer agent)), Conchemco, Inc. (December 19, 1978); Novametrix Medical Systems, Inc. (June 12, 1996); Avondale Financial Corporation (August 30, 1995); SCANA Corporation (January 16, 1996).

In addition, the Staff has consistently granted no-action relief where the proposal requests that the company hire a particular advisor and the advice to be rendered by such advisor would relate, at least in part, to the conduct of ordinary business operations. See, e.g., The Reader's Digest Association, Inc., (August 18, 1998); Bel Fuse, Inc., (April 24, 1991); Statesman Group, Inc., (March 22, 1990). Although the Proposal does not request that the Corporation hire a particular advisor, the Proposal, if implemented, would require that the Corporation retain new advisors based on criteria approved by shareholders. In connection with the employment of advisors, the Staff has previously stated that decisions with respect to general business strategies and operations, as well as the means used to make such determinations, involve a company's ordinary business operations. See Statesman Group, Inc., (March 22, 1990). The Corporation notes that the non-audit services currently provided to the Corporation by its auditor generally include advising management in connection with day-to-day business operations.

Because the Proposal relates to the Corporation's ordinary business operations (i.e. the selection and retention of the Corporation's independent auditor, as well as the selection and

retention of other agents and service providers), the Corporation is permitted to omit the Proposal under Rule 14a-8(i)(7).

3. ***The Proposal and Supporting Statement May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.***

Rule 14a-8(i)(3) permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." If the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to ordinary business matters, we note that the Proposal and Supporting Statement contain several misleading statements that would need to be revised or deleted. The Corporation believes that the Proposal and Supporting Statement are false and misleading for the reasons set forth below.

The title of the Proposal, "Auditor Fees Proposal," is misleading. The Proposal requests that the Board adopt a policy prohibiting the Corporation's auditor from providing any non-audit services to the Corporation. Although the Supporting Statement includes references to the fees paid to audit firms for both audit and non-audit services, the Proposal is only indirectly related to such fees and the title of the Proposal is therefore misleading.

The Supporting Statement includes two quotes which are incorrectly cited by the Proponent. The first and second paragraphs of the Supporting Statement include quotes which the Proponent incorrectly attributes to the Division of Corporation Finance, Staff Bulletin #14, dated July 13, 2001 ("Bulletin #14"). Bulletin #14 represents the views of the Staff with respect to Rule 14a-8 and does not include the statements cited by the Proponent or otherwise address the matters presented in the Proposal or the Supporting Statement. In addition, the use of the quotes by the Proponent is misleading because the quotes are taken out of context and improperly imply that the Commission supports the Proposal.

In the first paragraph, the Proponent makes a broad statement regarding the role of independent auditors in ensuring the integrity of financial statements and the efficient operation of the financial markets. In support of this statement, the Proponent quotes a statement made by the Commission regarding the impact of independent auditors on investor confidence. However, the Proponent is requesting that the Board adopt a policy implementing a total ban on the provision of non-audit services by the Corporation's independent auditor. In contrast to the actions proposed by the Proponent, the statement quoted by the Proponent was made by the Commission in connection with the adoption of rule amendments regarding auditor independence that continue to allow the provision of non-audit services by a company's independent auditor. See Release No. 33-7919. Thus, the quote is taken out of context to support a proposal contrary to the rules adopted by the Commission and is, therefore, misleading.



The quote included in the second paragraph of the Supporting Statement is also misleading because it is taken out of context and does not otherwise support the Proponent's statements. In this paragraph, the Proponent states that "the growing level of business and financial relationships developing between audit firms and their clients" is "at the heart of the challenge to auditor independence." In support of this statement, the Proponent claims that "Bulletin #14 identifies these growing business relationships [between audit firms and their clients] that threaten auditor independence." However, in this quote, the Commission merely notes the growing level of business and financial relationships between audit firms and their clients and that the nature of non-audit services that accounting firms provide has changed. The quote does not address or identify specific relationships that threaten auditor independence as the Proponent seems to assert and it is unclear how the quote otherwise supports the Proponent's statement. Further, as used by the Proponent, the quote appears to suggest that the Commission has stated that all non-audit services threaten auditor independence. As discussed above, this is clearly not the case. As with the quote included in the first paragraph, such statement was made by the Commission in connection with revisions to the auditor independence requirements; rules that continue to allow the provision of non-audit services by a company's independent auditor. As noted above, the Proponent uses the quote to support a policy contrary to the policies adopted by the Commission and any implication that the Commission supports the Proposal is false and misleading.

It is misleading for the Proponent to selectively quote out of context statements made by the Commission in connection with Release No. 33-7919 and to use such quotes to support substantially similar statements made by the Proponent in support of a proposal contrary to the rules adopted by the Commission in Release No. 33-7919. If the Proponent is permitted to include such quotes in support of its Proposal, the Corporation believes that it is important that the Supporting Statement also reflect that the Commission has, in fact, expressly rejected the adoption of the policy proposed by the Proponent and that the Commission has determined that an auditor may provide non-audit services without impairing the auditor's independence.

Because the Proposal and the Supporting Statement contain false and misleading statements and because their inclusion in the 2002 Proxy Materials will mislead shareholders, such statements should be revised or deleted.

CONCLUSION

For the foregoing reasons, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of the 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: Thomas J. Harrington
Edward J. Durkin
Linda Y.H. Cheng
Gary P. Encinas

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

December 10, 2001

[SENT VIA FACSIMILE 415-267-7268]

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation
One Market Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Everett:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PG&E Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate

Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of PG&E Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it

does for audit services. The Company's most recent proxy statement indicated that for the year ended December 31, 2000, Deloitte & Touche LLP received $3,100,000 for audit services, while receiving $11,300,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Thomas J. Harrington
Fund Chairman
Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887

Dear Mr. Harrington:

This will acknowledge receipt on December 10, 2001, of a shareholder proposal (the "Proposal") submitted by you on behalf of the Massachusetts State Carpenter's Pension Fund (the "Fund"), for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the submission, and because the Fund is the beneficial owner of its shares, PG&E Corporation believes the Fund has not provided the required documentation to demonstrate its eligibility to submit a proposal. Therefore, the fund

does not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.
I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit the Fund's Proposal if a valid basis for such action exists.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Edward J. Durkin

EXHIBIT B


STATE STREET.
For Everything You Invest In

Specialized Trust Services
STS - JQB7N
200 Newport Avenue
Quincy, Massachusetts 02171

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

December 21, 2001

[SENT VIA FACSIMILE 415-267-7268]

Leslie H. Everett
Vice President and Corporate Secretary
PG&E Corporation
One Market Spear Tower, Suite 2400
San Francisco, CA 94105

Re: Shareholder Proposal Record Letter

Dear Ms. Everett:

State Street Bank is the record holder for 6,400 shares of PG&E Corporation ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 617-985-2024.

Sincerely,

William Collins
Assistant Vice President

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 18, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to PG&E Corporation's Request for No-Action Advice Concerning the Massachusetts State Carpenters Pension Fund Shareholder Proposal

Dear Sir or Madam:

The Massachusetts State Carpenters Pension Fund ("Fund") hereby submits this letter in reply to PG&E Corporation's ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is a violation of law so the Proposal cannot be excluded under Rule 14a-8(i)(2)

The Company argues that adoption of the Proposal would cause the Company to violate applicable securities laws, rendering the Proposal excludable under Rule 14a-8(i)(2).
The Company argues that it needs its auditor to provide non-audit services in order to comply with applicable securities law requirements. According to the Company, the Proposal would prevent if from complying with various disclosure obligations under applicable law.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

The basis for this argument is the Company's contention that the Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the Proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the Proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate securities regulations regarding auditor consents to the use of their reports concerning the company's financial statements. The board, should it choose to implement a policy such as that called for in the Proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the Company and its auditors comply with all applicable laws and regulations.[1]

2. The Company fails to meet its burden of persuasion that the Proposal is a violation of proxy rules so the Proposal cannot be excluded under Rule 14a-8(i)(3)

The Company correctly observes that the supporting statement to the Proposal incorrectly cites Staff Legal Bulletin #14, Division of Corporate Finance, as the source of two quotes attributable to the Commission. The correct citation is to the "Final Rule: Revision of the Commission's Auditor Independence Requirements" (Release No. 33-7919, November 21, 2000). The proper remedy for this inadvertent error is that the Fund corrects the supporting statement, which the Fund is willing to do.

The Proposal is not false or misleading. It does not impugn the Company's integrity, nor cast aspersions on its auditor. Rather, the Proposal and its supporting statement accurately summarize the significant policy issues concerning auditor independence that are so critically important to shareholders and that have been the subject of so much attention by the Commission and others. In regard to the Company, the supporting statement accurately reflects the Company's disclosure of the fees it has paid to its auditors. Neither is the proposal vague. It deliberately does not provide rigid definitions of "audit services" or "non-audit services." Instead, it appropriately leaves this to the Board as part of its responsibility.

[1] We note that pursuant to Rule 14a-8(g), the burden is on the company to demonstrate that it is entitled to exclude a proposal. The Proposal does not provide a narrow definition of "audit services" that would preclude engaging the auditor to provide required services. Indeed, we explain that it is the intent of the Proposal for the Board to define such terms. In such a case, the Company fails to satisfy its burden.

3. **The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)**

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company. We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

4. **The Company fails to meet its burden of persuasion that the Proposal directly conflicts with one of its own proposals so the Proposal cannot be excluded under Rule 14a-8(i)(9)**

The Company argues that the Fund's Proposal conflicts with the Company's proposal to its shareholders that they ratify the selection of the Company's auditors at the 2002 annual meeting. Rule 14a-8(i)(9) provides that a proposal may be omitted if it "directly conflicts" with one of the company's own proposals to be submitted to shareholders at the same meeting. The Company's argument is essentially that if the Company's shareholders ratify the selection of the Company's auditors at the same time shareholders voted in favor of the Fund's proposal, it would be unclear that its current public accounting firm could serve as the company's independent auditor in 2002.

Neither the terms of the Fund's Proposal nor the cases cited by the Company support this argument. The argument mischaracterizes our Proposal by stating that it would require that the current auditor not be retained, or at a minimum would create confusion if the company's proposal to ratify the current auditor received a majority of the vote. Our Proposal is precatory in that it requests the board to adopt a policy that says the audit firm providing audit services should not be retained for non-audit services. This is different than the proposal advanced by the company that allows shareholders to ratify the decision to select a specific firm to be the firm's audit company. Our Proposal allows shareholders to address the distinct issue of auditor independence in the form of a request to the board that they adopt a policy which limits services provided by the firm selected by company to be its auditor, whomever that might be, to audit services. The shareholder vote on the company's proposal allows shareholders to voice their view on a particular firm's capabilities to perform as the company's auditor. This is not inconsistent with shareholders also stating their preference for an auditor policy that may limit the utilization of the company's auditor in the area of non-audit services.

B.F. Saul (Nov. 24, 1981) can be distinguished easily. The proposal called for the selection of an audit firm totally independent of the B.F. Saul family and business interests. As the decision stated, "To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by the management." Thus, the proposal in *B.F. Saul* was excluded for it directly conflicted with management's. Our Fund's Proposal does not. We do not propose that the Company cease using its incumbent auditors. Also contrast *General Electric* (December 28, 1985), in which a proposal to replace the company's current auditor with another firm, while at the same time the company was proposing ratification of the selection of the current auditor, was allowed to be omitted. Again, our Fund's Proposal creates no conflict with management's proposal, let alone such a direct conflict as those presented by these cases.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Ed Durkin

Edward J. Durkin
Corporate Governance Advisor

Cc: Leslie H. Everett
Maria Gray – Orrick

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Revise the heading "Auditor Fees Proposal" to describe accurately the subject matter of the proposal, namely Auditor Services;
- Revise the discussion that begins "The U.S. Securities and Exchange Commission . . ." and ends ". . . #14)" to provide an accurate citation to a specific source; and
- Revise the discussion that begins "Bulletin #14 . . ." and ends ". . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Keir D. Gumbs
Special Counsel